Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

NRG Energy, Inc.

(Commission File No. 1-15891)

Safe Harbor Statement

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This filing relates to a transaction with NRG proposed by Exelon, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Exelon Corporation intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Exelon through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to the Exelon Investor Relations Department, Exelon Corporation, 10 South Dearborn, Chicago, Illinois 60603.

Exelon and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 7, 2008, and its proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the proposed transaction.

All information in this filing concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.

This filing includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (2) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this filing. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this filing.

*   *   *   *   *

On October 30, 2009, Exelon began meeting with debt holders to discuss the proposed NRG transaction. The presentation used in the meetings is attached to this filing.

*   *   *   *   *

Presentation:

Sustainable Value Exelon + NRG: A Compelling Opportunity for Value Creation Fixed Income Meetings October 30, 2008

Forward-Looking Statements
This presentation includes forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements herein.  The factors that could cause actual results to differ materially from these forward-
looking statements include Exelon Corporation’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG Energy,
Inc. and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed herein and those discussed in (1) Exelon’s 2007 Annual Report on
Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial
Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note
19; (2) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM
1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) other factors discussed in filings with the Securities and Exchange Commission by Exelon Corporation, Exelon
Generation Company, LLC, Commonwealth Edison Company, and PECO Energy Company (Companies).
Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  None of the Companies undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.
All information in this presentation concerning NRG, including its business, operations, and financial results, was obtained from public sources.  While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This presentation relates to a transaction with NRG proposed by
Exelon, which may become the subject of a registration statement filed with the Securities and Exchange
Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement Exelon intends to file with the SEC regarding the proposed transaction or for any other document which Exelon may file with the SEC and send to Exelon or NRG stockholders in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF EXELON AND NRG ARE URGED TO READ ANY SUCH DOCUMENTS
FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Exelon’s Strategic Direction

Protect Today’s Value
• Deliver superior operating
performance
• Advance competitive
markets
• Protect the value of our
generation
• Build healthy, self-sustaining
delivery companies
Grow Long-Term Value
• Drive the organization to the
next level of performance
• Set the industry standard for
low carbon energy generation
and delivery through
reductions, displacement and
offsets
• Rigorously evaluate and pursue
new growth opportunities
+
The offer for NRG is a product of the thoughtful approach
to Exelon’s Protect and Grow strategy

The Offer For NRG
•
On October 19
th
, Exelon offered to acquire all
outstanding common shares of NRG in an all stock
transaction; no incremental debt
•
Fixed exchange ratio of 0.485 Exelon share for each
NRG common share
•
The offer represents:
•
9% premium to the 90-day average NRG/EXC exchange ratio
•
20% premium to the 30-day average NRG/EXC exchange ratio
•
37% premium to NRG’s October 17
th
closing price
•
Requesting NRG Board approval for confirmatory
due diligence
•
Expected closing end of 2009

Combination Will Result in Key Positives from a
Credit Perspective
•
Strong balance sheet and credit metrics
•
Increased scope, scale, and financial strength
•
Operational excellence
•
Geographic diversification
•
Fuel diversification
•
Improved dispatch profile
•
Comparable best practices in hedging and risk
management
•
Significant synergy opportunities

Combined company will have many key credit positives that will enhance
Exelon’s ability to succeed in an increasingly volatile energy market

Premier Balance Sheet and Credit Metrics
• Committed to returning Exelon Generation’s senior unsecured debt to strong investment grade within the next 3 years
• Targeting stronger credit metrics for the combined entity—
25 - 30% FFO/debt
1
• Pay down debt plan will include: NRG balance sheet cash,
asset sale proceeds, free cash flow
1. Ratios exclude securitized debt
2. Senior unsecured credit rating as of 10/24/08. Projected 2008 FFO / Debt as disclosed in 3 rd
quarter 2008. Exelon Generation
senior unsecured credit ratings as of 10/24/08 are BBB / A3.
3. From Standard & Poor’s 8/28/08 Credit Stats: Independent Power Producers & Energy Traders-US.
6
Exelon
NRG
Today
2011
Credit Rating: BBB/Baa1
FFO / Debt: 25-30%
Combined
Entity Targets
Credit Rating: BBB-/Baa1
FFO / Debt: 28%
Credit Rating: B+/Ba3
FFO / Debt: 18%
2
3

World Class Nuclear & Fossil Operations
High performing nuclear plant
• Top quartile capacity factor – 94.9%
• Large, well-maintained, relatively young units
Fossil fleet:
• Half of >500 MW coal units are top quartile capacity factor
• 90% of coal fleet lower-cost PRB coal
NRG
Premier U.S. nuclear fleet
• Best fleet capacity factor ~ 94%
• Lowest fleet production costs ~ $15 /MWh
• Shortest fleet average refueling outage duration – 24 days
• Strong reputation for performance and safety
Exelon

Combination Enables Access to
Attractive New Markets
Exelon
NRG
• Geographically complementary asset base
• Predominantly located in competitive markets
• Attractive new markets for Exelon (NY, NE, CA): declining reserve margins, supportive regulatory structures
• ERCOT portfolio will position Exelon to offer an array of products, capture value, and efficiently utilize credit
6,280 Contracted*
51,403
2,085 CAL ISO
13,027 ERCOT
By RTO Combined
1
PJM 22,812
MISO 1,065
ISO NE 2,174
NYISO 3,960
SERC 2,405
WECC 45
Total 53,853
By Fuel Type Combined
1
Nuclear 18,144
Coal 8,986
Gas/Oil 18,801
Other 1,642
Contracted* 6,280
*Contracted in various RTOs, mainly in PJM and ERCOT
1. Before any divestitures.

<1%
<1%
6%
Coal
Exelon
~150,000 GWh
1
Pro Forma
Exelon
~198,000 GWh
1
Nuclear
PRB & Lignite Coal
Non-PRB Coal
Gas/Oil
Hydro/Other
2009 Historical Forward Coal Prices
Combined Entity Will Continue to Benefit
from Low Cost, Low Volatility Fuel Sources
Powder River Basin and lignite coal supply (90%
of NRG’s coal) provides low-sulfur at a relatively
stable price as compared to northern and
central Appalachian coal mines.
0.00
1.00
2.00
3.00
4.00
5.00
6.00
Powder River Basin
Northern Appalachian
Central Appalachian
Fuel Costs
0
2
4
6
8
10
12
2000 2001 2002 2003 2004 2005 2006 2007
Nuclear
Gas
Coal
Petroleum
Combined fleet will continue to be
predominantly low cost fuel
93%
Nuclear
1% 3%
75%
Nuclear
15%
PRB &
Lignite  Coal
6%
Non-PRB
Coal
1. Based on 2007 data, does not include ~38,000
GWh of Exelon Purchased Power
Q1 2007 Q2 2007 Q3 2007 Q4 2007 Q1 2008 Q2 2008 Q3 2008
cents/Kwh
$/mmbtu

EXC & NRG: Comparable Hedging Strategies
3
Due to ComEd financial swap
Exelon
Financial Hedging Range
1
2
Includes Northeast, South Central, Texas, as of 8/31/2008.
Source: NRG presentation at the Deutsche Bank Leveraged
Finance Conference, 9/25/2008
Best practices in commodity hedging strategy and risk
management will be applied to the combined company
10
1
Percent financially hedged is our estimate of the gross
margin that is hedged at a 95% confidence level, given the
current assessment of market volatility.  The formula is the gross margin at the 5
th
percentile/expected gross margin.
Comparable hedging strategies support Exelon’s Protect and Grow strategy
NRG
Target Ranges
Current Position
Prompt Year
(2008)
90% - 98%
>95%
~98%
Second Year
(2009)
70% - 90%
>90%
~92%
Third Year
(2010)
50% - 70%
>80%
~75%
Current Position
2
3

Combination Creates Substantial Synergies
Exelon
Operations & Maintenance: $4,289
1
NRG
Maintenance & Other Opex: $950
General & Admin Expenses: $309
Other COGS: $454
Pro Forma
Combined Non-fuel Expenses: $6,002
Estimated Annual Cost Savings: $180 - $300
2
% of Combined Expenses: 3%-5%
Costs to Achieve $100
NPV of Synergies: $1,500-$3,000
11
($ in Millions)
Transaction creates
$1.5 – $3 billion of value
through synergies – with
opportunity for more
1. Company 10-K for 2007 and investor presentations.
2. Based on a preliminary analysis of publicly available information.  Subject to due diligence investigation.
1

Modest Divestitures Expected
•
Limited market power issues – not  expected to
challenge transaction closing
•
Divestitures anticipated only in PJM and ERCOT
•
~3,000 MWs of high heat rate gas and baseload
coal plants in liquid markets
1

1. Plants subject to divestiture are de minimus contributors to revenue and earnings.

Principal Regulatory Approvals • Texas, New York, Pennsylvania, California state regulatory commissions • Hart-Scott-Rodino (DOJ/FTC) • FERC • NRC • Notice filing in Illinois 13

Financing Plan Considerations
• Contemplating structure such that the required refinancing is only ~$4B
• A negotiated deal with NRG can be structured such that
$4.7B of NRG bonds remain in place with no change in
terms, but with substantially improved credit metrics for
those bondholders
• Exelon has existing relationships with many banks
holding ~$4B of other NRG debt; should facilitate
refinancing in connection with a negotiated deal with
NRG.
• Financing commitments are well underway to prepay or
refinance the ~$4B
• The NRG direct lien program for power marketing could be
left in place

Conclusion
• Consistent with what has made Exelon successful –
a disciplined approach to managing risk and
building future growth
• Combined company will have many key credit
positives that will enhance Exelon’s ability to
succeed in an increasingly volatile energy market
• Committed to strong investment grade credit ratings
• Provides NRG Bondholders with better metrics and, we
believe, better ratings than what they currently have
today
15